Sonya F. Erickson

T: +1 206 452 8753

serickson@cooley.com

March 19, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Scot Foley
Bryan Pitko
Ibolya Ignat
Lisa Vanjoske

RE:	Alder BioPharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted February 10, 2014

CIK No. 0001423824

Ladies and Gentlemen:

On behalf of Alder BioPharmaceuticals, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated March 10, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential draft registration statement on Form S-1 submitted on February 10, 2014 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for filing an amended version of the registration statement on Form S-1 (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement, certain supplemental materials and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed all exhibits that are available for filing, and will file any exhibits not previously submitted or filed with the Registration Statement as soon as possible.

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U.S. Securities and Exchange Commission March 19, 2014 Page Two

2.	Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo which currently appears on the cover page of the Registration Statement and the other graphics that are presently included in the Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus it will provide proofs to the Staff prior to its use.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance of Section 5(d) of the Securities Act a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of these slide presentations.

The Company further respectfully advises the Staff that no broker-dealer that is participating in the offering has published or distributed research reports in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Summary

Our Current Pipeline, page 1

4.	Please expand your table on page 1, and on page 69 of your Business section, to indicate the latest completed phase of clinical study and the date in which it was completed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 66 of the Registration Statement.

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U.S. Securities and Exchange Commission March 19, 2014 Page Three

5.	In your summary discussion of ALD403, please state you are developing it for both intravenous (IV) and subcutaneous use and that the proof-of-concept trial only involved IV ALD403.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Registration Statement.

6.	We note your statement that in the proof-of-concept trial for ALD403, it showed a level of efficacy “significantly better than that seen to date within any approved preventive therapy.” Please revise your disclosure to explain the basis for this statement. In this regard, we note that your proof-of-concept trial compared results obtained from the use of ALD403 against results obtained using placebo.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 63 of the Registration Statement.

7.	Please include footnotes to your table on page 2, and to the identical one on page 74, what the p-values and n-values included therein represent.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 70 to 71 of the Registration Statement.

8.	As your first reference to cytokine interleukin-6, please describe how its pro-inflammatory properties relate to rheumatoid arthritis and identify the clinical benefit obtained by inhibiting them.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 63 of the Registration Statement.

9.	Please revise your disclosure to explain what “methotrexate” is and why it was used in your Phase 2b trial for Clazakizumab.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 64 of the Registration Statement.

10.	Please explain what you mean by a “biologic standard of care” in the anticipated Phase 3 trials for Clazakizumab.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 63 of the Registration Statement.

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U.S. Securities and Exchange Commission March 19, 2014 Page Four

Risk Factors

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

“The results of clinical trials conducted at sites outside the United States . . .,” page 14

11.	Please revise your risk factor to identify the international sites in which BMS is conducting Phase 2b trials for Clazakizumab.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Registration Statement.

“If serious adverse side-effects are identified during the development of any of our product candidates . . .,” page 17

12.	Please amend this risk factor to list the serious adverse events you have identified in patients administered with ALD403, discuss the frequency with which such event were experienced, and indicate whether the serious adverse events were associated with the administration of ALD403. Please also expand your risk factor to include a discussion of the serious adverse events experienced in the clinical trials of Clazakizumab, as discussed on page 80.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement.

13.	We note your disclosure that you have observed few serious adverse events to date in clinical trials of ALD403. However, we also note your disclosure at page 71 that clinical trials of ALD403 have resulted in no observed tolerability or safety issues. Please provide additional disclosure to reconcile these conclusions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement.

“Our future success depends on our ability to retain our senior executive officers…,” page 25

14.	Please identify the principal members of your executive and scientific teams upon which you are highly dependent, aside from your senior executive officers.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Registration Statement. The Company supplementally advises the Staff that other than the senior executive officers, there are no other principal members of the Company’s executive or scientific teams upon which the Company is highly dependent.

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U.S. Securities and Exchange Commission March 19, 2014 Page Five

Risks Related to this Offering and Ownership of Our Common Stock

General

15.	Please include a risk factor that addresses how your common shares will undergo immediate and substantial dilution after this offering is complete.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 of the Registration Statement.

“Complying with the laws and regulations affecting public companies will increase our costs . . .,” page 39

16.	Please state in this risk factor the approximate annual costs you will incur as a result of your reporting obligations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Registration Statement.

Special Note Regarding Forward-Looking Statements and Industry Data, page 41

17.	Please remove the sentence “(w)e have not independently verified any third-party information” from this disclosure. It is not appropriate to directly or indirectly disclaim responsibility for any of the information included in your registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Registration Statement.

Use of Proceeds, page 43

18.	Please separate the amount of net proceeds you intend to allocate toward preclinical product development activities from the amount to be allocated toward working capital and general corporate purposes.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common stock valuations, page 63

19.

Please note that we are deferring final evaluation of stock compensation and related costs until an amendment including your estimated offering price has been filed. Advise us of any new option grants or other equity issuances, the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you

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U.S. Securities and Exchange Commission March 19, 2014 Page Six

determined the fair value. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of most recent equity issuance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement and will supplementally provide the requested analysis once a preliminary price range has been determined.

Business

Product Candidates, page 72

20.	Please indicate whether and when Investigational New Drug Applications were filed with the FDA for ALD403 and Clazakizumab and whether they remain active.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72, 77 and 78 of the Registration Statement.

21.	In your discussion of the ALD403 clinical trials, please state where these trials were conducted and explain the terms “pharmacokinetics” and “pharmacodynamics effects.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 72 of the Registration Statement.

22.	Please indicate what the p-values included in the tables on pages 73 represent and how such results reflect statistical significance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement.

23.	Please revise your disclosure to discuss whether the Proof-of-Concept trial for ALD403 was designed to provide statistically significant results and whether future clinical trials will be necessary to establish statistically significant evidence of clinical efficacy necessary to support regulatory approval.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement.

24.	Please indicate what the p-values included in the table on pages 80 represent and how such results reflect statistical significance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement.

25.	In your discussion of MabXpress on page 84, please define “recombinant polypeptides.”

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U.S. Securities and Exchange Commission March 19, 2014 Page Seven

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement.

Shares Eligible for Future Sale

Lock-up agreements, page 125

26.	Please either file a copy of the form agreement as an exhibit or confirm that one will be included as an exhibit to the form underwriting agreement.

In response to the Staff’s comment, the Company confirms that the form of lock-up agreement will be included as an exhibit to the form of underwriting agreement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Collaboration and License Agreements

27.	Please disclose the timing and the amount of the cash payments received from your collaboration agreements. Revise your disclosure to present the amounts recognized from the amortization of the deferred up-front payment separately from the milestone payments recognized and from the amounts reimbursed for research and development costs incurred pursuant to your BMS agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and F-15 to F-16 of the Registration Statement.

28.	Please confirm that all of the disclosures required by ASC 605-25-50-2 have been made. For example, please assure that the performance-, cancellation-, termination-, and refund-type provisions of your BMS agreement have been disclosed. Clarify the reasons why your significant deliverables under the agreement do not qualify as separate units of accounting.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15 to F-16 of the Registration Statement.

The BMS agreement was entered into prior to January 1, 2011, therefore the Company has accounted for the arrangement under accounting guidance prior to ASU 2009-13. There have been no material modifications to the agreement which would require reassessment of the accounting under the provisions of ASU 2009-13.

The Company advises the Staff of the following significant deliverables in the BMS arrangement: a license agreement, technology and manufacturing transfer services, clinical supply and the support for an optimization and/or a discovery backup program to Clazakizumab.

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U.S. Securities and Exchange Commission March 19, 2014 Page Eight

The Company’s deliverables under the arrangement did not qualify as separate units of accounting. The license rights to Clazakizumab, delivered at the inception of the arrangement, did not have stand-alone value apart from the other deliverables in the arrangement. In addition, there was not sufficient objective and reliable evidence of the fair value for certain of the undelivered elements in the arrangement. The Company expects to provide the other deliverables through December 2016. The Company recognizes revenue relating to the deliverables in the agreement as a single unit of accounting using a time-based proportional performance model. The proportional performance model results in the recognition of the upfront license fee and other payments received under the arrangement over the estimated performance period of seven years based on the passage of time.

Exhibits and Financial Statement Schedules, page II-2

29.	We note your disclosure at page 24 that you currently rely on Fujifilm Diosynth Biotechnologies and Ajinomoto Althea Inc. to manufacture and provide clinical supplies of ALD403. We also note that you have filed your agreement with Fujifilm as an exhibit to the registration statement. Please also file your agreement with Ajinomoto as an exhibit to your registration statement or provide an analysis as to why this agreement is not required to be filed as a material agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file the agreement with Ajinomoto Althea Inc. as an exhibit as soon as possible.

***

Please contact me at (206) 452-8753 or John McKenna of Cooley LLP at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Sonya F. Erickson

Sonya F. Erickson

Cooley LLP

cc:	Randall C. Schatzman, Alder BioPharmaceuticals, Inc. Mark J. Litton, Alder BioPharmaceuticals, Inc. John T. McKenna, Cooley LLP Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

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